RECD S.E.C.
JUN 2 0 2003
1086


03023757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8K for June 20, 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

PROCESSED
JUN 23 2003
THOMSON
FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

(Title)


RECD S.E.C.
JUN 2 0 2003
1086

B03F_FINAL - Price/Yield - 1A1

Balance	$238,032,000.00	Delay	24
Initial Coupon	2.969	Dated	6/1/2003
Settle	6/24/2003	First Payment	7/25/2003

Price	10 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll	80 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-12.00	2.742	2.701	2.678	2.651	2.588	2.507	2.402	2.261	2.054
100-14.00	2.716	2.670	2.644	2.614	2.544	2.455	2.339	2.182	1.953
100-16.00	2.689	2.639	2.610	2.578	2.501	2.403	2.276	2.104	1.852
100-18.00	2.662	2.608	2.577	2.541	2.458	2.351	2.212	2.025	1.751
100-20.00	2.636	2.577	2.543	2.505	2.415	2.300	2.149	1.947	1.650
100-22.00	2.609	2.547	2.510	2.469	2.372	2.248	2.086	1.869	1.550
100-24.00	2.583	2.516	2.476	2.432	2.329	2.196	2.023	1.791	1.450
100-26.00	2.556	2.485	2.443	2.396	2.285	2.144	1.960	1.713	1.350
100-28.00	2.530	2.454	2.409	2.360	2.242	2.093	1.898	1.635	1.250
100-30.00	2.503	2.423	2.376	2.324	2.200	2.041	1.835	1.557	1.150
101-00.00	**2.477**	**2.392**	**2.343**	**2.287**	**2.157**	**1.990**	**1.772**	**1.480**	**1.050**
101-02.00	2.451	2.362	2.309	2.251	2.114	1.938	1.710	1.402	0.951
101-04.00	2.424	2.331	2.276	2.215	2.071	1.887	1.647	1.325	0.852
101-06.00	2.398	2.300	2.243	2.179	2.028	1.836	1.585	1.248	0.753
101-08.00	2.372	2.269	2.210	2.143	1.985	1.785	1.523	1.171	0.654
101-10.00	2.345	2.239	2.176	2.107	1.943	1.733	1.460	1.094	0.555
101-12.00	2.319	2.208	2.143	2.071	1.900	1.682	1.398	1.017	0.456
101-14.00	2.293	2.178	2.110	2.035	1.858	1.631	1.336	0.940	0.358
101-16.00	2.266	2.147	2.077	1.999	1.815	1.580	1.274	0.863	0.259
101-18.00	2.240	2.116	2.044	1.963	1.773	1.529	1.212	0.786	0.161
101-20.00	2.214	2.086	2.011	1.928	1.730	1.479	1.151	0.710	0.063
WAL	2.457	2.100	1.935	1.779	1.493	1.238	1.011	0.811	0.628
Mod Durn	2.338	2.007	1.853	1.708	1.440	1.201	0.987	0.796	0.621
Principal Window	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06
LIBOR_1YR	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed *as an offer to sell or the solicitation of any offer to buy* any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that *ultimately are not sold*. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such *assumptions will coincide* with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and *incorporated by reference* into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date *appearing on this material only*. *Information* in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the *proposed transaction*.


RECD S.E.C.
JUN 2 0 2003
1086

B03FMKT - Price/Yield - 2A3

Balance	$100,000,000.00	Delay	24
Initial Coupon	3.37	Dated	6/1/2003
Settle	6/24/2003	First Payment	7/25/2003

Price	10 CPR To Roll	20 CPR To Roll	25 CPR To Roll	35 CPR To Roll	45 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll	80 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-12.00	3.219	3.171	3.142	3.074	2.987	2.935	2.810	2.648	2.420
100-14.00	3.200	3.148	3.116	3.040	2.945	2.887	2.749	2.571	2.319
100-16.00	3.182	3.125	3.090	3.007	2.903	2.840	2.689	2.494	2.219
100-18.00	3.164	3.101	3.064	2.974	2.861	2.792	2.629	2.417	2.119
100-20.00	3.146	3.078	3.038	2.941	2.819	2.745	2.569	2.340	2.019
100-22.00	3.128	3.055	3.012	2.908	2.777	2.698	2.509	2.264	1.919
100-24.00	3.110	3.032	2.986	2.875	2.735	2.651	2.449	2.187	1.819
100-26.00	3.092	3.009	2.960	2.842	2.693	2.604	2.389	2.111	1.719
100-28.00	3.074	2.986	2.934	2.809	2.652	2.556	2.329	2.035	1.620
100-30.00	3.056	2.963	2.909	2.777	2.610	2.509	2.269	1.958	1.520
101-00.00	**3.038**	**2.941**	**2.883**	**2.744**	**2.568**	**2.463**	**2.210**	**1.882**	**1.421**
101-02.00	3.020	2.918	2.857	2.711	2.527	2.416	2.150	1.806	1.322
101-04.00	3.002	2.895	2.831	2.678	2.485	2.369	2.091	1.731	1.223
101-06.00	2.984	2.872	2.805	2.646	2.444	2.322	2.031	1.655	1.125
101-08.00	2.966	2.849	2.780	2.613	2.402	2.275	1.972	1.579	1.026
101-10.00	2.948	2.826	2.754	2.580	2.361	2.229	1.913	1.504	0.928
101-12.00	2.930	2.803	2.728	2.548	2.320	2.182	1.854	1.429	0.830
101-14.00	2.912	2.781	2.703	2.515	2.278	2.136	1.795	1.353	0.731
101-16.00	2.894	2.758	2.677	2.483	2.237	2.089	1.736	1.278	0.634
101-18.00	2.876	2.735	2.651	2.450	2.196	2.043	1.677	1.203	0.536
101-20.00	2.858	2.713	2.626	2.418	2.155	1.997	1.618	1.128	0.438
WAL	3.728	2.902	2.561	1.995	1.556	1.373	1.070	0.832	0.633
Mod Durn	3.427	2.696	2.392	1.883	1.484	1.317	1.037	0.813	0.623
Principal Window	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08
LIBOR_1YR	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

RECD S.E.C.
JUN 2 0 2003
1086

B03F_FINAL - Price/Yield - 2A5

Balance	$100,000,000.00	Delay	24
Initial Coupon	3.828	Dated	6/1/2003
Settle	6/24/2003	First Payment	7/25/2003

Price	10 CPR To Roll	20 CPR To Roll	22 CPR To Roll	25 CPR To Roll	30 CPR To Roll	45 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll	80 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.99830	3.490	3.390	3.367	3.330	3.263	3.007	2.899	2.639	2.304	1.831
101.06080	3.472	3.367	3.343	3.304	3.234	2.965	2.851	2.579	2.227	1.731
101.12330	3.454	3.344	3.318	3.278	3.204	2.923	2.804	2.520	2.151	1.632
101.18580	3.435	3.321	3.294	3.252	3.175	2.882	2.757	2.460	2.075	1.533
101.24830	3.417	3.297	3.270	3.226	3.146	2.840	2.710	2.400	1.999	1.434
101.31080	3.399	3.274	3.246	3.200	3.117	2.798	2.663	2.341	1.923	1.336
101.37330	3.381	3.251	3.222	3.174	3.087	2.757	2.616	2.281	1.848	1.237
101.43580	3.363	3.228	3.198	3.149	3.058	2.715	2.570	2.222	1.772	1.139
101.49830	3.345	3.205	3.174	3.123	3.029	2.674	2.523	2.163	1.697	1.040
101.56080	3.327	3.182	3.149	3.097	3.000	2.632	2.476	2.104	1.621	0.942
101.62330	**3.308**	**3.160**	**3.125**	**3.071**	**2.971**	**2.591**	**2.430**	**2.044**	**1.546**	**0.844**
101.68580	3.290	3.137	3.101	3.045	2.942	2.549	2.383	1.985	1.471	0.746
101.74830	3.272	3.114	3.077	3.019	2.913	2.508	2.337	1.926	1.396	0.649
101.81080	3.254	3.091	3.053	2.994	2.884	2.467	2.290	1.868	1.321	0.551
101.87330	3.236	3.068	3.030	2.968	2.855	2.426	2.244	1.809	1.246	0.454
101.93580	3.218	3.045	3.006	2.942	2.826	2.384	2.197	1.750	1.171	0.357
101.99830	3.200	3.022	2.982	2.917	2.797	2.343	2.151	1.692	1.097	0.260
102.06080	3.182	3.000	2.958	2.891	2.768	2.302	2.105	1.633	1.022	0.163
102.12330	3.164	2.977	2.934	2.865	2.740	2.261	2.059	1.575	0.948	0.066
102.18580	3.146	2.954	2.910	2.840	2.711	2.220	2.013	1.516	0.874	-0.030
102.24830	3.129	2.931	2.886	2.814	2.682	2.180	1.967	1.458	0.800	-0.127
Spread @ Center Price	**133**	**150**	**152**	**154**	**155**	**139**	**128**	**97**	**49**	**-22**
WAL	3.728	2.902	2.761	2.561	2.260	1.556	1.373	1.070	0.832	0.633
Mod Durn	3.395	2.677	2.554	2.378	2.113	1.483	1.317	1.039	0.816	0.627
Principal Window	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08	Jul03 - May08
LIBOR_1YR	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125
SWAPS										
Mat	6MO	1YR	2YR	3YR	4YR	5YR				
Yld	1.07	1.05125	1.318	1.699	2.078	2.432				

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, *including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement.* Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

RECD S.E.C.
JUN 2 0 2003
1086

B03F_FINAL - Price/Yield - 1A1

Balance	$238,032,000.00	Delay	24
Initial Coupon	2.969	Dated	6/1/2003
Settle	6/24/2003	First Payment	7/25/2003

Price	10 CPR To Roll	20 CPR To Roll	22 CPR To Roll	25 CPR To Roll	30 CPR To Roll	45 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll	80 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.37430	2.743	2.702	2.693	2.678	2.651	2.551	2.508	2.403	2.262	2.055
100.43680	2.716	2.671	2.661	2.644	2.615	2.503	2.456	2.340	2.183	1.954
100.49930	2.689	2.640	2.628	2.611	2.578	2.456	2.404	2.276	2.105	1.853
100.56180	2.663	2.609	2.596	2.577	2.542	2.409	2.352	2.213	2.026	1.752
100.62430	2.636	2.578	2.565	2.544	2.505	2.362	2.300	2.150	1.948	1.652
100.68680	2.610	2.547	2.533	2.510	2.469	2.314	2.248	2.087	1.870	1.551
100.74930	2.583	2.516	2.501	2.477	2.433	2.267	2.197	2.024	1.792	1.451
100.81180	2.557	2.485	2.469	2.443	2.396	2.220	2.145	1.961	1.714	1.351
100.87430	2.530	2.454	2.437	2.410	2.360	2.173	2.093	1.898	1.636	1.251
100.93680	2.504	2.423	2.405	2.376	2.324	2.126	2.042	1.836	1.558	1.151
100.99930	**2.477**	**2.393**	**2.373**	**2.343**	**2.288**	**2.079**	**1.990**	**1.773**	**1.481**	**1.052**
101.06180	2.451	2.362	2.342	2.310	2.252	2.033	1.939	1.710	1.403	0.952
101.12430	2.425	2.331	2.310	2.276	2.216	1.986	1.888	1.648	1.326	0.853
101.18680	2.398	2.300	2.278	2.243	2.179	1.939	1.836	1.586	1.249	0.754
101.24930	2.372	2.270	2.247	2.210	2.143	1.892	1.785	1.523	1.171	0.655
101.31180	2.346	2.239	2.215	2.177	2.107	1.846	1.734	1.461	1.094	0.556
101.37430	2.319	2.208	2.183	2.144	2.071	1.799	1.683	1.399	1.017	0.457
101.43680	2.293	2.178	2.152	2.110	2.036	1.753	1.632	1.337	0.941	0.359
101.49930	2.267	2.147	2.120	2.077	2.000	1.706	1.581	1.275	0.864	0.261
101.56180	2.241	2.117	2.089	2.044	1.964	1.660	1.530	1.213	0.787	0.162
101.62430	2.214	2.086	2.057	2.011	1.928	1.614	1.479	1.151	0.711	0.064
Spread @ Center Price	**99**	**104**	**104**	**104**	**103**	**93**	**88**	**72**	**42**	**-1**
WAL	2.457	2.100	2.033	1.935	1.779	1.362	1.238	1.011	0.811	0.628
Mod Durn	2.338	2.007	1.944	1.853	1.708	1.318	1.201	0.987	0.796	0.621
Principal Window	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06	Jul03 - May06
LIBOR_1YR	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125	1.05125
SWAPS										
Mat	6MO	1YR	2YR	3YR	4YR	5YR				
Yld	1.07	1.05125	1.318	1.699	2.078	2.432				

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the *Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered* for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.